January 4, 2005

via U.S. mail and Facsimile

Henry W. Sullivan
Chief Executive Officer
North American Technologies Group, Inc.
14315 West Hardy Road
Houston, Texas 77060

Re:	North American Technologies Group, Inc.
	Draft Materials dated December 27, 2004
	File No. 0-16217

	Form 10-QSB for the period ended September 30, 2004
	File No. 0-16217

Dear Mr. Sullivan:

      We have the following comments on the above referenced materials. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement - Exchange Agreement
1. We note your response to prior comment 1. We believe certain information provided in this response would be meaningful to readers of your Information Statement. We therefore request that you expand your disclosures to include:
* a statement that NATK is exchanging parent company securities for a future interest in its sole operating subsidiary`s securities; and
* a statement that indicates why you have not provided the financial statements of TieTek LLC (e.g. because they would be virtually identical to the disclosure on NATK). You should also provide a statement that NATK has only cash, minor investments and no operations outside of TieTek LLC. You should quantify the amount of cash and investments investment assets held by NATK.

2. We note your response to prior comment 2. Expanded disclosure similar to that provided in this response would be meaningful to the readers of your Information Statement.

Form 10-Q for the quarter ended September 30, 2004
Note 4 - Debt to Tie Investors, LLC
3. We note your response to prior comment 6. Please expand your disclosures to clarify that TieTek LLC made the interest payment to
Tie Investors LLC on December 31, 2004 so the creditor lost the right to demand repayment.

Note 5 - Stockholders` Equity
4. We note your response to prior comment 7. You indicate that the
$395,709 relates to the SB-2 registration statement and the $14 million loan for TieTek LLC. However, your disclosure in Note 4 indicates that $446,475 of debt offering costs were incurred related to the TieTek LLC loan. We also note that such amount is separately reflected in your statement of cash flows. Please tell us supplementally and revise your disclosures to clarify the nature of the $395,709 other offering costs.

5. Expand your disclosures to clarify why the fair value assigned to the warrants to purchase 598,840 shares of common stock was determined to be zero.

Closing Comments
      As appropriate, please respond to these comments by amending the filing and submitting a response letter via EDGAR and "tagged" as correspondence. You may wish to provide us with marked copies of the amendment to expedite our review. If you do not agree with a comment, please tell us why in your response. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please direct accounting comments to Don Cavern at (202)
942-
1925 or, in his absence, to Jeanne Baker at (202) 942-1835.
Direct
questions on other disclosure issues to Matt Franker at (202) 824-5495, or in his absence to Chris Edwards at (202) 942-2842. You may also call the undersigned Assistant Director at (202) 942-1950, who supervised the review of your filing.


Sincerely,



Pamela A. Long
Assistant Director



Cc: 	John R. Boyer, Jr.
      Boyer & Ketchand
      Nine Greenway Plaza, Suite 3100
      Houston, Texas 77046-0904
??

??

??

??

Henry W. Sullivan
North American Technologies Group, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE